82-2546

02 MAR 13 AM 8:16

MOEN AND COMPANY
CHARTERED ACCOUNTANTS

PO Box 10129
1400 IBM Tower
701 West Georgia Street
Vancouver, BC V7Y 1C6

Telephone: (604)662-8899
Fax: (604)662-8809

02015797

REVIEW ENGAGEMENT REPORT

To the Shareholders of
Frontier Minerals Inc.

We have reviewed the balance sheets of Frontier Minerals Inc. as at December 31, 2001, and the statements of income, retained earnings, deferred exploration costs and cash flows for the six month periods then ended. Our review was made in accordance with generally accepted standards for review engagements, and accordingly consisted primarily of inquiry, analytical procedures and discussion related to information supplied to us by the company.

A review does not constitute an audit, and consequently we do not express an audit opinion on these financial statements.

The *comparative balance sheet for the fiscal year ended June 30, 2001* was audited, as reported by us on November 12, 2001.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with generally accepted accounting principles applied on a consistent basis.

"Moen and Company"

Chartered Accountants

Vancouver, British Columbia, Canada
February 21, 2002

FRONTIER MINERALS INC.
Balance Sheets
(In Canadian Dollars)

		December 31, 2001 (unaudited)		June 30, 2001 (audited)
Assets				
Current Assets				
Cash and term deposit	$	3,075	$	3,075
Accounts receivable		593		120
Investment in 100,000 shares of Nustar Resources Inc.				
at cost of $0.10 per share (market value at December 31, 2001 - $15,000)		10,000		10,000
		13,668		13,195
Mineral Properties, at cost (note 2 and 3)				
Acquisition costs		69,000		69,000
Deferred exploration costs		503,009		502,731
		572,009		571,731
Capital Assets, at cost (note 2(f))		37,500		37,500
Less: accumulated amortization		(33,096)		(32,606)
		4,404		4,894
	$	590,081	$	589,820
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable	$	34,356	$	27,114
Due to related parties, unsecured, non interest				
bearing, with no specific terms of repayment (note 5(b), 8(a))		158,324		147,764
		192,680		174,878
Shareholders' Equity				
Capital stock (note 4)				
Authorized				
100,000,000 common shares without par value				
Issued				
4,668,722 shares (2000 - 4,668,722 shares)		4,509,693		4,509,693
Deficit, accumulated during the development stage		(4,112,292)		(4,094,751)
		397,401		414,942
	$	590,081	$	589,820

Approved on behalf of the board:

"William McLeod", Director

"Wm. H. Bradley", Director

FRONTIER MINERALS INC.
Statements of Income
(In Canadian Dollars)
(Unaudited)

	Three Month Period Ended December 31, 2001	Three Month Period Ended December 31, 2000	Six Month Period Ended December 31, 2001	Six Month Period Ended December 31, 2000
Administration Costs				
Amortization	$ 106	$ 177	$ 212	$ 354
Transfer agency and filing fees	2,861	1,485	2,861	1,485
Management fees	--	15,000	--	30,000
Office costs	--	1,813	1,500	3,313
Professional fees	12,968	--	12,968	2,148
Travel and promotion	--	804	--	804
Loss on surrender of joint venture	--	47,881	--	47,881
Loss for the period	$ 15,935	$ 67,160	$ 17,541	$ 85,985
Loss per share	$ .00	$ .01	$ .00	$ .02

FRONTIER MINERALS INC.
Statements of Retained Earnings (Deficit)
(In Canadian Dollars)
(Unaudited)

	Three Month Period Ended December 31, 2001	Three Month Period Ended December 31, 2000	Six Month Period Ended December 31, 2001	Six Month Period Ended December 31, 2000
Deficit, beginning of period	$ 4,096,357	$ 3,976,337	$ 4,094,751	$ 3,957,512
Loss for the period	15,935	67,160	17,541	85,985
Deficit, end of period	$ 4,112,292	$ 4,043,497	$ 4,112,292	$ 4,043,497

FRONTIER MINERALS INC.
Statements of Cash Flows
(In Canadian Dollars)
(Unaudited)

	Three Month Period Ended December 31, 2001	Three Month Period Ended December 31, 2000	Six Month Period Ended December 31, 2001	Six Month Period Ended December 31, 2000
Cash derived from (used for)				
Operating activities				
Loss for the period	$ (15,935)	$ (67,160)	(17,541) $	(85,985)
Less: non-cash items				
Amortization	106	177	212	354
Loss on surrender of joint venture	--	47,881	--	47,881
Amortization included in deferred exploration costs	139	230	278	460
	(15,690)	(18,872)	(17,051)	(37,290)
Changes in non-cash working capital items				
Accounts receivable decrease (increase)	(473)	(144)	(473)	205
Accounts payable increase (decrease)	7,242	1	7,242	1,799
	6,769	(143)	6,769	2,004
	(8,921)	(19,015)	(10,282)	(35,286)
Financing activities				
Due to related parties	9,060	19,245	10,560	35,746
	9,060	19,245	10,560	35,746
Investing activities				
Deferred exploration costs	(139)	(230)	(278)	(460)
Cash, increase during the period	--	--	--	--
Cash and term deposit, beginning of period	3,075	2,870	3,075	2,870
Cash and term deposit, end of period	$ 3,075	$ 2,870	3,075 $	2,870

FRONTIER MINERALS INC.
Statements of Deferred Exploration Costs
(In Canadian Dollars)
(Unaudited)

	Three Month Period Ended December 31, 2001	Three Month Period Ended December 31, 2000	Six Month Period Ended December 31, 2001	Six Month Period Ended December 31, 2000
Expenditures during the period				
Amortization	$ 139	$ 230	$ 278	$ 460
Written off during the period	--	(27,881)	--	(27,881)
Deferred costs, beginning of period	502,870	529,922	502,731	529,692
Deferred costs, end of period	$ 503,009	$ 502,271	$ 503,009	$ 502,271
SUMMARY				
Crown Granted Claim L806				
Knob Hill Claim (note 3(b))	$ --	$ --	$ --	$ --
Grizzly Lake Property	$ 503,009	$ 502,271	$ 503,009	$ 502,271

FRONTIER MINERALS INC.
Notes to Financial Statements
December 31, 2001
(Unaudited)

Note 1. BUSINESS OPERATIONS

a) The Company is in the development stage and has not generated any significant revenues from operations
b) By a special resolution dated December 17, 1999 and subsequent issue of certificate of change of name by Registrar of Companies dated April 18, 2000, the Company changed it's name from Golden Kootenay Resources Inc. to Frontier Minerals Inc.

Note 2. SIGNIFICANT ACCOUNTING POLICIES

a) Deferred Exploration Costs
The Company capitalizes all expenses that are associated with its properties until such time as the properties are either placed into production or title is lost or abandoned.

When properties are brought into production, associated costs are amortized over the useful life of the properties.

When title is lost or abandoned, the associated exploration costs are written off.

b) Administration Costs
Administration costs are written off to operations as incurred.

c) Mineral Properties
Acquisition costs of mineral properties are capitalized by the Company, and are dealt with in the same manner as deferred exploration costs in (a) above. Mineral property sale proceeds or option payments received for exploration rights are credited firstly as a recovery of deferred exploration costs, secondly as a recovery of mineral property costs, and thereafter recognized as a gain or loss.

d) Values
The amounts for deferred exploration costs and mineral properties represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide financing from time to time, and upon future profitable operations.

e) Translation of Foreign Currency
The accounts of the Company are translated into Canadian dollars on the following basis:
-current assets and liabilities at the rate of exchange in effect at the balance sheet date
-deferred exploration and administration costs at the average rate in effect during the year
-non-current assets and liabilities at rates prevailing when the transaction occurred

Note 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

f) Amortization
The Company amortizes its equipment on the declining balance method at 20% per annum.

g) Environmental Issues
The accounting policy of the Company is to record environmental liabilities as they become known. There are no known environmental liabilities. The Company will accrue possible liability for reclamation costs when the Company commences production on any of its properties.

h) Basis of Presentation
These financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Note 3. MINERAL PROPERTIES

At December 31, 2001, the Company holds interests in the following mining properties:

a) Grizzly Lake Property, Cariboo Mining Division, British Columbia

The Company owns a 100% interest in the Grizzly Lake Zn-Pb property. The Company has paid $6,000 and issued 100,000 shares of Frontier Minerals Inc. at a price of $0.19 per share, and 100,000 shares at a price of $0.44 per share. The Company was required to spend $200,000 on exploration on the property on or before October 31, 1995 and has satisfied this work requirement. The Company has undertaken exploration costs thereon of $503,009 to December 31, 2001. Upon the property being put into commercial production, the Optionor, Cariboo Highland Metals Inc., shall be paid a net smelter return of two percent.

Cash		$ 6,000	
Shares	100,000 common shares at $0.19	19,000	
	100,000 common shares at $0.44	44,000	69,000

By an option agreement dated December 5, 1995 and as amended on January 28, 1998, with Fairlane Transportation Inc. ("FTI") (assigned from Golden Diamond International Inc.), subject to regulatory approval, the Company granted FTI an option to acquire a 60% interest in the Grizzly Lake Property.

FRONTIER MINERALS INC.
Notes to Financial Statements
December 31, 2001
(Unaudited)

Note 3. MINERAL PROPERTIES (cont'd)

b) Joint Venture Agreement – Surrender for Shares/Return of Property to Common

(i) By agreement dated October 30, 2000, the Company surrendered its joint venture interest in property referred to as the "Copper Mountain Syndicate" in return for 100,000 shares in Nustar Resources Inc. at a deemed price of $0.10 per share for total of $10,000. This resulted in a loss during the year ended June 30, 2001 of $47,881 represented by cost of the mineral properties of $30,000 and deferred exploration costs of $27,881, for a total of $57,881 less the abovementioned shares for $10,000.

(ii) Crown Granted Mineral Claim L806 known as the Knob Hill Claim, Similkameen Mining Division was returned to Frontier Minerals Inc. from the dissolution of the abovementioned Copper Mountain Syndicate – joint venture with Nustar Resources Inc. (formerly Big I Developments Ltd.). This mineral property includes surface rights and comprises 20.90 Hectares. The cost of this claim was written off when the property surrendered it's interest. In the Copper Mountain Syndicate to Nustar Resources Inc. The Company did not incur any cost on having the property transferred back to the Company. The cost of maintaining the property is $26 per year, covering the British Columbia Land Tax.

Note 4. CAPITAL STOCK

a) Authorized: 100,000,000 common shares without par value.
b) Changes in capital stock during the period ended December 31, 2001 and 2000 are as follows:

	2001		2000	
	Shares	$	Shares	$
Balance, beginning of period	4,668,722 $	4,509,693	23,343,611 $	4,509,693
Issued during the period	–	--	--	–
Balance, end of period	4,668,722 $	4,509,693	23,343,611 $	4,509,693
Consolidated (1:5)			4,668,722 $	4,509,693

Note 5. RELATED PARTY TRANSACTIONS:

The amount of $158,324 is due to related parties as at December 31, 2001. This amount is unsecured, non interest bearing, with no specific terms of repayment.

FRONTIER MINERALS INC.
Notes to Financial Statements
December 31, 2001
(Unaudited)

Note 6 INCOME TAXES

a) The Company has incurred losses for income purposes that may be carried forward to be applied against future taxable income as follows:

Year	Amount
2002	119,296
2003	178,071
2004	301,150
2005	140,392
2006	494,647
2007	283,626
2008	137,239
	$ 1,654,421

b) The Company has no taxable income for the current period and none is anticipated at the present time. Therefore, the benefit of potential income tax savings has not been recorded as an asset as at December 31, 2001.

Note 7 FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and term deposit, accounts receivable, investment in Nustar Resources Inc., accounts payable and amounts due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial statements approximates their carrying values.

Note 8 SUBSEQUENT EVENTS

a) Proposed shares to be issued for debt owing to related parties

The Company proposes to issue shares for debt owing to related parties, subject to approval by regulatory authorities and determination of the number of shares to be issued and the price per share.

b) Proposed private placement from new director

The Company has received a private placement agreement from a new director and parties related to him, for subscription to 2,000,000 common shares at a price of $0.10 per share, with warrants to purchase 2,000,000 common shares at $0.10 per share. The latter exercisable within two years. This private placement is subject to approval at a meeting of shareholders, and is also subject to approval by regulatory authorities.